FOR IMMEDIATE RELEASE

Toronto, December 24, 2008 – Dundee Corporation (TSX: DC.A and DC.PR.A)

Dundee Corporation announced today in accordance with regulatory requirements that its subsidiary, Dundee Realty Corporation (“DRC”), has acquired through a private agreement an additional 460,000 Dundee REIT Units Series B (“Units”) of Dundee Real Estate Investment Trust (“Dundee REIT”). The Units were acquired at $8.35 per unit, for an aggregate purchase of $3,841,000. Following the transaction, Dundee Corporation, DRC and its affiliates hold an aggregate 20.74% voting and equity interest in Dundee REIT.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect $59 billion under management and administration.  Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 75% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ravensden Asset Management Inc. and Dundee Real Estate Asset Management (“DREAM”).

FOR FURTHER INFORMATION PLEASE CONTACT:

Joanne Ferstman Executive Vice President and Chief Financial Officer Dundee Corporation (416) 365-5010